

March 3, 2011

Darren Marks
Chief Executive Officer
DNA Brands, Inc.
506 NW 77th Street
Boca Raton, FL 33487

> **Re:** **DNA Brands, Inc.**
> **Registration Statement on Form S-1/A1**
> **Filed February 24, 2011**
> **File No. 333-171177**

Dear Mr. Marks:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to comment one from our letter dated January 11, 2011. Page 17 states "The Selling Stockholders and any broker/dealers who act in connection with the sale of their securities may be deemed to be 'underwriters'." Revise to state that the parties are underwriters and fix the offering price for its entire duration.

Selling Stockholders, page 15

2.   We note your response to comment seven from our letter dated January 11, 2011. We partly reissue this comment. Revise to disclose the amount of securities of the class owned by the selling stockholders prior to the offering, the number of shares to be offered for the stockholder's account, and the amount and (if one percent or more) the percentage of the class to be owned by such stockholder after the completion of the offering. Refer to Item 507 of Regulations S-K.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 25</u>

3.   We note your response to comment nine from our letter dated January 11, 2011. Your response indicates disclosure of the public relations firm. However, it does not appear on page 24. Revise accordingly.

<u>Executive Compensation, page 43</u>

4.   We note your response to comment 20 from our letter dated January 11, 2011. However, you have not made the requested changes. We reissue the comment; revise to disclose the aggregate grant date fair value of the stock awards granted to the persons named in the Summary Compensation Table in 2009, as computed in accordance with FASB Topic 718.

5.   Further update your Summary Compensation Table for the fiscal year ended December 31, 2010.

<u>Item 16. Exhibits and Financial Statement Schedules</u>

6.   We note your response to comment 24 from our letter dated January 11, 2011. The agreements with Anheuser Busch, Walgreen's, the Indianapolis Colts, and Circle K contain redacted terms. Please file confidential treatment requests for each exhibit.

<u>Financial Statements</u>

7.   Please update the financial information included in your filing in accordance with the requirements of Rule 8-08 of Regulation S-X.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kenya Gumbs, Staff Accountant, at 202-551-3373 or Robert Littlepage, Accountant Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri, Staff Attorney, at 202-551-3310; Celeste M. Murphy, Legal Branch Chief, at 202-551-3257; or me at 202-551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: <u>Sent via facsimile to (561) 314-4667</u>